Exhibit 99.1

Foresight: Eye-Net Together with Renault Group and Orange Enter Large-Scale Live Public Transportation Safety Trial in France

The trial will demonstrate the real-world readiness of Eye-Net’s collision-prevention platform, to support commercial adoption of its V2X technology

Ness Ziona, Israel – November 20, 2025 - Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) (“Foresight” or the “Company”), an innovator in 3D perception systems, announced that its wholly-owned subsidiary, Eye-Net Mobile Ltd. (“Eye-Net”), together with Renault Group, Orange S.A. (“Orange”) and other participants, launched today the smart mobility “Collision Prevention” project in Bordeaux, France. The initiative is part of Eye-Net’s ongoing collaboration with Software République to advance smart mobility innovation and support efficient urban transportation in France.

The live trial follows the successful completion of the project’s previous phase, which achieved a 99% detection rate in real-world urban interactions, as reported by the Company on July 9, 2025.

This current phase represents a key step toward commercial deployment of Eye-Net’s technology by testing large-scale integration of its vehicle-to-everything (V2X) collision-prevention technology in public transportation environments.

Led by the Lab TBMouv, Bordeaux Métropole and Keolis Bordeaux Métropole Mobilités, the live trial will use Orange’s mobile app platform and Eye-Net’s collision alert system, in collaboration with Renault Group, Allianz, Atos SE and the Bordeaux INP and HexaDone. The trial will take place across Bordeaux’s public transportation network. Eye-Net’s alerting system will be integrated into a beta version of the TBM Mobility App, a public transit navigation platform, enabling real-time data exchange between buses and cyclists to help prevent collisions with vulnerable road users, particularly in areas with obstructed visibility.

The trial will evaluate the performance and reliability of cooperative collision-prevention alerts, collect feedback from real users, and assess technical readiness and user acceptance to support broader deployment across transportation networks.

“We believe that this large-scale live trial will accelerate the commercial readiness of Eye-Net’s V2X platform,” said Haim Siboni, Chief Executive Officer of Eye-Net. “Building on the strong results from the project’s previous phase, integrating our technology within a public transportation system is expected to assess its reliability, value for cities and mobility operators, and advance toward widespread market adoption.”

About Eye-Net

Eye-Net develops next-generation V2X collision prevention solutions and smart automotive systems to enhance road safety and situational awareness for all road users in the urban mobility environment. By leveraging cutting-edge artificial intelligence (AI) technology, advanced analytics, and existing cellular networks, Eye-Net’s innovative solution suite delivers real-time pre-collision alerts to all road users using smartphones and other smart devices within vehicles.

For more information about Eye-Net, please visit www.eyenet-mobile.com, or follow the Company’s LinkedIn page, Eye-Net Mobile; X (formerly Twitter), @EyeNetMobile1; and Instagram channel, Eyenetmobile1, the contents of which are not incorporated into this press release.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) is a technology company developing advanced three-dimensional (3D) perception and cellular-based applications. Through the Company’s controlled subsidiaries, Foresight Automotive Ltd., Foresight Changzhou Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” accident-prevention solutions.

Foresight’s 3D perception systems include modules of automatic calibration and dense 3D point cloud that can be applied to different markets such as automotive, defense, autonomous driving, agriculture, heavy industrial equipment and unmanned aerial vehicles (UAVs).

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on Twitter, or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses Eye-Net’s ongoing collaboration with Software République to advance smart mobility innovation and support efficient urban transportation in France, that the current phase of the project represents a key step toward commercial deployment of Eye-Net’s technology, the goals and location of the live trial, Eye-Net’s belief that this large-scale live trial will accelerate the commercial readiness of Eye-Net’s V2X platform and that integrating its technology within a public transportation system is expected to assess its reliability, value for cities and mobility operators, and advance toward widespread market adoption. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F for the fiscal year ended December 31, 2024 filed with the Securities and Exchange Commission (“SEC”) on March 24, 2025, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third-party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654